Mail Stop 3561

September 24, 2008

By U.S. Mail and facsimile to (775) 834-4202

Michael W. Yackira
President and Chief Executive Officer
Sierra Pacific Resources
P.O. Box 30150
Reno, Nevada 89520-3150

> **Re:** **Sierra Pacific Resources**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 2, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 5, 2008**
> **File No. 001-08788**

Dear Mr. Yackira:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 158

1. We note your disclosure that your principal executive and principal financial officers concluded that as of December 31, 2007, your "disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants' and their consolidated subsidiaries is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms, particularly during the period for which this annual report has been prepared." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. Please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

Signatures, page 163

2. The Form 10-K must be signed by your principal executive officer on behalf of the registrant. See General Instruction D(2) to Form 10-K. In this regard, please confirm that Mr. Yackira signed this Form 10-K on behalf of the registrant in his capacity as principal executive officer, as it would currently appear that he only signed the report by the registrant and as director. Please also confirm that you will in the future revise your signature page to reflect that the principal executive officer has signed the periodic report on behalf of the registrant.

Exhibits 31.1-6

3. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, in paragraph 4, you moved the phrase "for the registrant" and added the word "we." In paragraph 4.(a), you changed "its" to "their." In paragraphs 4.(d) and 5 you did not include the parentheticals. In paragraph 5.(a) you changed "control" to "controls." Please revise.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 25

Cash Compensation, page 29

Short Term Incentive Plan (STIP), page 30

Individual Performance Assessment, page 30

4. While you have described the categories of financial performance, you have not provided a quantitative discussion of the specific threshold amounts that must be achieved for your named executive officers to earn their STIP cash payments. For example, with respect to the financial performance measure, you indicate that "financial performance is a company wide category and is measured by the amount of expenditures relating to operations, maintenance and capital spending versus approved financial budgets, as well as the management of employee headcounts." Please disclose or, to the extent you believe disclosure of these financial targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. If the goals are not based upon the achievement of certain objective financial results, please discuss how you determine whether the performance measurement has been achieved. See instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

5. It is not clear from the context which named executive officer, if any, is responsible for the performance measures set for the bargaining units, administration business unit, legal business unit, and audit business unit. Please clarify.

Certain Relationships and Related Transactions, page 55

6. Your current disclosure provides examples of related party transactions, and explains the transactions and relationships between SPR and its affiliates, and the utilities and their non-utility affiliates. You indicate that your ethics and compliance office oversees company compliance with laws, regulations, etc. You note that your Code of Ethics sets standards for certain executive officers. You note the audit committee's responsibility for reviewing reports and disclosures of insider and affiliated party transactions and advising the board of directors. Finally, you indicate that the nominating and governance committee makes recommendations regarding the suitability of continued service of certain board members under certain circumstances.

It appears you have described the policies but not the procedures for the review, approval and ratification of related transactions. Please describe the registrant's *procedures* for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K. We do not see the disclosure you said you would provide in your October 12, 2007 letter. Please also disclose, for example, the size of the transactions that reach board of director committee review. Please advise or revise.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael W. Yackira
Sierra Pacific Resources
September 24, 2008
Page 5

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filings or in response to our comments on your filings.

        Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal
Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director